UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          ON Semiconductor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   682189 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael A. Gerstenzang
                      Cleary, Gottlieb, Steen and Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)
                                  Page 1 of 17
                             Exhibit Index on Page10

---------------------------------
CUSIP No. 682189 10 5                     13D/A
---------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG ON Holdings LLC

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

           Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

     NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               38,408,302 (See Items 4 and 5)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      43,447,689 (See Items 4 and 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           43,447,689 (See Items 4 and 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.7% (See Items 4 and 5)

   14      TYPE OF REPORTING PERSON*

           OO (Limited Liability Company)

---------------------------------
CUSIP No. 682189 10 5                     13D/A
---------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Semiconductor Holdings LLC

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               111,858,369 (See Items 4 and 5)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
         WITH

                              10      SHARED DISPOSITIVE POWER
                                      111,858,369 (See Items 4 and 5)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           111,858,369 (See Items 4 and 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* |X|

   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.4% (See Items 4 and 5)

   14      TYPE OF REPORTING PERSON*

           OO (Limited Liability Company)

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), TPG ON Holdings LLC ("ON Holdings") hereby amends its Schedule 13D Statement filed September 17, 2001 (the "Original Schedule 13D") relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of ON Semiconductor Corporation (the "Company"). In addition, TPG Semiconductor Holdings LLC ("TPG Semi") hereby supplements its Schedule 13G Statement filed February 14, 2001 (the "Original Schedule 13G" and, together with the Original
Schedule 13D, the "Original Schedules") and becomes a Reporting Person with respect to this first amendment (this "Amendment") to the Original Schedule 13D.

Item 1.  Security and Issuer.

         This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

         "This statement relates to Common Stock of the Company. The address of the Company's principal executive offices is as follows: ON Semiconductor Corporation; 5005 E. McDowell Road; Phoenix, AZ 85008"

Item 2.  Identity and Background.

         This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:


         "This statement is filed by ON Holdings and TPG Semi (the "Reporting Persons"). Additionally, information is included herein with respect to TPG Partners II, L.P. ("Partners"), TPG Parallel II, L.P. ("Parallel"), TPG Investors II, L.P. ("Investors"), TPG 1999 Equity Partners II, L.P. ("TPG 1999"), TPG GenPar II, L.P. ("GenPar") and TPG Advisors II, Inc. ("Advisors" and, together with Partners, Parallel, Investors, TPG 1999 and GenPar, the "Controlling Persons"). Because
         (i) GenPar is the sole general partner of each of Partners, Parallel and Investors, (ii) Advisors is the sole general partner of GenPar and TPG 1999, and (iii) Partners, Parallel, Investors and TPG 1999 are members of each of the Reporting Persons, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock beneficially owned by the Reporting Persons. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Filing Parties." The Filing Parties are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Filing Parties that such a group exists. A copy of the Joint Filing Agreement of the Filing Parties is attached hereto as
         Exhibit 1.

         The address of the principal business offices of the Filing Parties is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

         The Reporting Persons are Delaware limited liability companies (of which the members include Partners, Parallel, Investors and TPG 1999) that were organized to effect the transactions described under Item 4 below and have not engaged in any activities other than those incident to their formation and such transactions. Partners is a Delaware limited partnership engaged in making investments in securities of public and private corporations. Parallel, Investors and TPG 1999 are Delaware limited partnerships engaged in making investments in entities in which Partners invests. GenPar is a Delaware limited partnership whose principal business is to serve as the general partner of Partners, Parallel, Investors and other related entities engaged in making investments in securities of public and private corporations. Advisors is a Delaware corporation whose principal business is to serve as the General Partner of GenPar and TPG 1999. The executive officers and directors of Advisors are David Bonderman (director and President), James Coulter (director and Executive Vice President), William Price (director and Executive Vice President), John Viola (Vice President), Thomas E. Reinhart (Vice President), James O'Brien (Vice President and Treasurer) and Richard A. Ekleberry (Vice President and Secretary), each of whom is a natural person. No other persons control the Filing Parties.

         David Bonderman has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of Advisors.

         James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Executive Vice President of Advisors.

         William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Executive Vice President of Advisors.

         John Viola has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Viola's principal occupation is as a Vice President of Advisors.

         Thomas E. Reinhart has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Reinhart's principal occupation is as a Vice President of Advisors.

         James O'Brien has his business address at 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of Advisors.

         Richard A. Ekleberry has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President and Secretary of Advisors.

         During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the executive officers or directors of Advisors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Filing Parties and, to the best knowledge of the Filing Parties, none of the executive officers or directors of Advisors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All natural persons listed in item 2 are citizens of the United
         States."

Item 3.  Source and Amount of Funds of Other Consideration.

         This Amendment amends Item 3 of the Original Schedule 13D by inserting the paragraph below at the beginning of Item 3 of the Original Schedule 13D:

         "As more fully described under Item 4 below, on May 11, 1999, TPG Semi, a wholly-owned subsidiary of TPG Semi, Motorola, Inc., the Company and a wholly-owned subsidiary of the Company entered into the Recapitalization Agreement (as defined below), pursuant to which, among other things, TPG Semi purchased 124,999,433 shares (the "Original Shares") of Common Stock (taking into account all stock splits and reverse splits since such date) for aggregate consideration of $337,500,000 in cash. The funds required for the purchase of the Original Shares by TPG Semi were obtained from general funds available to the Filing Parties and their affiliates."

Item 4.  Purpose of Transaction.

         This Amendment amends Item 4 of the Original Schedule 13D: by
         (1) inserting the first two paragraphs below at the beginning of Item 4 of the Original Schedule 13D, (2) replacing the last three paragraphs of Item 4 of the Original Schedule 13D with the remaining four paragraphs below and (3) changing all references in Item 4 of the Original Schedule 13D to "the Reporting Person" to "ON Holdings":

         "On May 11, 1999, TPG Semi, a wholly-owned subsidiary of TPG Semi, Motorola, Inc., the Company and a wholly-owned subsidiary of the Company entered into an Agreement and Plan of Recapitalization and Merger (as amended July 28, 1999, the "Recapitalization Agreement"), providing for, among other things, the purchase by TPG Semi from Motorola, Inc. of the Original Shares. The purchase price paid for the Original Shares by TPG Semi pursuant to the Recapitalization Agreement was $337,500,000 in cash. The transactions contemplated by the Recapitalization Agreement were consummated on August 4, 1999.

         Stockholders Agreement. On August 2, 1999, concurrently with the consummation of the transactions contemplated by the Recapitalization Agreement, the Company, Motorola, Inc. and TPG Semi entered into a Registration Rights Agreement dated as of August 4, 1999 (the "Stockholders Agreement"), pursuant to which the Company granted to TPG Semi certain "demand" and "piggyback" registration rights with respect to shares of Common Stock of the Company. These registration rights are accompanied by customary indemnification provisions. The other rights and obligations of the parties to the Stockholders Agreement have expired pursuant to the termination provisions of the Stockholders Agreement."

         Underwriting Agreement. ON February 3, 2004, the Company and TPG Semi entered into an Underwriting Agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC, as representatives of the several underwriters named therein (the "Underwriters"), in connection with a public offering of Common Stock by the Company and TPG pursuant to a Registration Statement on Form S-3 (No. 333-111702) under the Securities Act of 1933, as amended. Pursuant to the Underwriting Agreement, the Company agreed to sell 34,000,000 shares of Common Stock to the Underwriters and TPG Semi agreed to sell 13,000,000 shares of Common Stock to the Underwriters, in each case with a public offering price of $6.98 per share, less underwriting discounts and commissions of $0.3141 per share. In addition, the Company granted the Underwriters the right to purchase at such price up to an additional 5,100,000 shares of Common Stock and TPG Semi granted the Underwriters the right to purchase at such price up to an additional 1,950,000 shares of Common Stock, in each case to cover over-allotments. Pursuant to the Underwriting Agreement, TPG Semi agreed, subject to limited exceptions, not to sell shares of Common Stock (or effect certain other transactions or enter into certain other agreements relating to the Common Stock) until the 90th day following the date of the Underwriting Agreement.

         ON Holdings Lock-up Agreement. On February 3, 2004, ON Holdings entered into a Lock-Up Agreement (the "ON Holdings Lock-up Agreement") with Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC, as representatives of Underwriters. Pursuant to the ON Holdings Lock-up Agreement, ON Holdings agreed, subject to limited exceptions, not to sell shares of Common Stock (or effect certain other transactions or enter into certain other agreements relating to the Common Stock) until the 90th day following the date of the ON Holdings Lock-up Agreement.

         Sale of Common Stock. On February 9, 2004, TPG Semi sold
         13,141,064 shares of Common Stock pursuant to the Underwriting
         Agreement.

         General. The provisions of the Investment Agreement (including the form of Certificate of Designations with respect to the Series A Preferred Stock attached as an exhibit thereto), the Registration Rights Agreement, the Subordination Agreement, the Recapitalization Agreement, the Stockholders Agreement, the Underwriting Agreement and the ON Holdings Lock-up Agreement are set forth in the documents filed as Exhibits 4 through 11 to this statement and are incorporated herein in their entirety by this reference in response to this Item 4. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

         Subject to the restrictions described above, the Filing
         Parties may, from time to time, subject to developments with respect to the Company and market conditions, consider and explore the purchase or sale of Common Stock or other securities of the Company.

         Except as set forth herein, the Filing Parties do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Investor Nominees, in their capacity as members of the Board, may, from time to time, propose that the Board consider one or more of such actions."

Item 5.  Interest in Securities of the Issuer.

         This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

         "(a) ON Holdings may be deemed to beneficially to own up to 43,447,689 shares of Common Stock, representing in the aggregate approximately 14.7% of the outstanding shares of Common Stock (assuming the conversion in full of the Preferred Stock and including 851,915 additional shares of Common Stock expected to be issuable in respect of accumulated and unpaid dividends on the Preferred Stock as of March 31, 2004).

              TPG Semi may be deemed to beneficially own 111,858,369 shares of Common Stock, representing in the aggregate approximately 44.4% of the outstanding shares of Common Stock.

              The Filing Parties, collectively and individually, may be deemed to beneficially to own up to 155,306,058 shares of Common Stock, representing in the aggregate approximately 52.5% of the outstanding shares of Common Stock (assuming the conversion in full of the Preferred Stock and including 851,915 additional shares of Common Stock expected to be issuable in respect of accumulated and unpaid dividends on the Preferred Stock as of March 31, 2004).

              The foregoing percentage calculations are based on a total of 252,202,657 shares of common stock outstanding, comprised of (1) the 217,833,721 shares of Common Stock outstanding as of January 21, 2004, as set forth in the Prospectus Supplement filed by the Company with the Commission under Rule 424(b)(5) of the Securities Act of 1933, as amended, and (2) the 34,368,936 shares of newly-issued Common Stock sold by the Company pursuant to such Prospectus Supplement on February 9, 2004.

         (b)  ON Holdings has the following:

              (i)  sole power to vote or to direct the vote: -0-

              (ii) shared power to vote or to direct the vote: 38,408,302

              (iii) sole power to dispose or to direct the disposition of : -0-

              (iv) shared power to dispose or to direct the disposition of:
                   43,447,689

              TPG  Semi has the following:

              (i)  sole power to vote or to direct the vote: -0-

              (ii) shared power to vote or to direct the vote: 111,858,369

              (iii) sole power to dispose or to direct the disposition of : -0-

              (iv) shared power to dispose or to direct the disposition of:
                    111,858,369

              The Filing Parties, collectively and individually, may be deemed to to have the following:

              (v)  sole power to vote or to direct the vote: -0-

              (vi) shared power to vote or to direct the vote: 150,266,671

              (vii) sole power to dispose or to direct the disposition of : -0-

              (viii) shared power to dispose or to direct the disposition of:
                     155,306,058

         (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by any of the Filing Parties or to the best of their knowledge, any of the individuals identified in Item 2.

         (d)  Not applicable

         (e)  Not applicable"

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

         "Except as set forth in this statement, to the best knowledge of the Filing Parties, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company."

Item 7.     Material to be filed as Exhibits.

            This Amendment amends Item 7 of the Original Schedule 13D by (1) replacing Exhibit 1 with the Exhibit 1 listed below and (2) adding Exhibits 7 through 10 listed below.

Exhibit 1 Joint Filing Agreement, dated as of February 9, 2004 among TPG ON Holdings LLC, TPG Semiconductor Holdings LLC, TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P., TPG GenPar II, L.P. and TPG Advisors II, Inc.

Exhibit 7 Agreement and Plan of Recapitalization and Merger, as amended, dated as of May 11, 1999, among ON Semiconductor Corporation (f/k/a SCG Holding Corporation), Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.2 to the ON Semiconductor Corporation Form S-4 filed on November 5, 1999)

Exhibit 8 Amendment No. 1, dated as of July 28, 1999, to Agreement and Plan of Recapitalization and Merger, as amended, dated as of May 11, 1999, among ON Semiconductor Corporation (f/k/a SCG Holding Corporation), Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.3 to the ON Semiconductor Corporation Form S-4 filed on November 5,
            1999)

Exhibit 9 Stockholders Agreement, dated as of August 4, 1999, among ON Semiconductor Corporation (f/k/a SCG Holding Corporation), TPG Semiconductor Holdings LLC and Motorola, Inc. (incorporated by reference from Exhibit 99.5 to the ON Semiconductor Corporation Form S-4 filed on November 5, 1999)

Exhibit 10 Underwriting Agreement, dated February 3, 2004, among the Company, TPG Semi and the several underwriters named in Schedule I thereto (incorporated by reference from Exhibit 1.1 to the ON Semiconductor Corporation Form 8-K filed on February 4, 2004)

Exhibit 11 Lock-up Agreement, dated February 3, 2004, among ON Holdings and the several underwriters named in Schedule I thereto

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004


                                             TPG ON Holdings LLC


                                             By: /s/ Richard A. Ekleberry
                                                 -------------------------------
                                                 Name: Richard A. Ekleberry
                                                 Title: Vice President


                                              TPG Semiconductor Holdings LLC


                                              By: /s/ Richard A. Ekleberry
                                                 -------------------------------
                                                 Name: Richard A. Ekleberry
                                                 Title: Vice President